Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

September 10, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed August 31, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 7, 2021, commenting on the Company’s Amendment No. 1 to its Registration Statement on Form F-1 filed August 31, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Intellectual Property, page 88

1.	We note your response to our prior comment 6. Please expand your disclosure of the material terms of the collaboration agreement, where appropriate, to specify the nature and scope of the patent, the duration of the agreement and royalty term, termination provisions and the aggregate amounts paid or received to date under the agreement (including any up-front fees), as applicable. Please also specify the type of patent protection, expected expiration date and applicable jurisdiction of the patent.

Response: In response to this comment, the Company has amended the Registration Statement to add the additional disclosures requested under the Patents table on page 89.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.